SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13-d-2(b)
                           (Amendment No. __________)*


                           Snyder Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                             Circle.com Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    832914204
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 15, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

_______________
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                               Page 1 of 5 Pages

CUSIP No. 832914204                                            Page 2 of 5 Pages

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Cross Asset Management Limited

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [  ]
                                                                        (b) [  ]

3.        SEC USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          England and Wales

NUMBER OF                5.   SOLE VOTING POWER            2,598,211
SHARES
BENEFICIALLY             6.   SHARED VOTING POWER
OWNED BY
EACH                     7.   SOLE DISPOSITIVE POWER       2,598,211
REPORTING
PERSON WITH              8.   SHARED DISPOSITIVE POWER


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,598,211

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                   [  ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.45%

12.       TYPE OF REPORTING PERSON*

          IA, CO

CUSIP No. 832914204                                            Page 3 of 5 Pages

Item 1(a). Name of Issuer:

     Snyder Communications, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     6903 Rockledge Drive 15th Floor
     Bethesda, MD 20817

Item 2(a). Name of Person Filing:

     Cross Asset Management Limited

Item 2(b). Address of Principal Business Office or, if None, Residence:

     3 New Burlington Street
     London W1S 2JF, United Kingdom

Item 2(c). Citizenship:

     England and Wales

Item 2(d). Title of Class of Securities:

     Circle.com Common Stock

Item 2(e). CUSIP Number:

     832914204

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     Not applicable.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          2,598,211

     (b)  Percent of class:

          11.45%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 2,598,211

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of: 2,598,211

CUSIP No. 832914204                                            Page 4 of 5 Pages

          (iv)  Shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 832914204                                            Page 5 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.


                                        CROSS ASSET MANAGEMENT LIMITED


                                        By: /s/ David Linsley
                                            ------------------------------------
                                            Name: David Linsley
                                            Title: Chief Finance Officer

Dated: April 6, 2001